

April 5, 2018

Mr. David Zales
General Counsel and Chief Compliance Officer
SRS Investment Management, LLC
One Bryant Park, 39th Floor
New York, NY 10036

> **Re:** **Avis Budget Group, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 3, 2018 by SRS Investment Management, LLC, Karthik R.**
> **Sarma, Brian Choi, Matthew Espe, Jagdeep Pahwa, Carl Sparks and Sanoke**
> **Viswanathan**
> **File No. 001-10308**

Dear Mr. Zales:

We have reviewed your filing and have the following comment. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in your filing.

Background of this Proxy Solicitation, page 3

1. We note the disclosure added in response to prior comment 2 which suggests that SRS entered the Amended and Restated Cooperation Agreement for the purpose of having the Company remove the Poison Pill in the interests of all stockholders. Please disclose the other material features of the agreement (e.g., the board representation and standstill provisions).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Eleazer Klein, Esq.
       Marc Weingarten, Esq.
       Brandon Gold, Esq.
       Schulte Roth & Zabel LLP